

January 27, 2014

Via E-Mail
Mr. Kam Shah
Chief Financial Officer
ZD Ventures, Inc.
47 Avenue Road
Suite 200
Toronto, Ontario M5R 2G3

> **Re:** **ZD Ventures, Inc. (formerly known as Webtradex International Corp.)**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed December 23, 2013**
> **Response dated January 21, 2014**
> **Form 8-K Filed July 19, 2012**
> **File No. 333-127389**

Dear Mr. Shah:

    We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements and Supplementary Data, page 10

Notes to Financial Statements, page F-7

Note 4 – Acquisition, Goodwill and Acquired Intangible Assets, page F-10

1.   We note your response to comment one in our letter dated January 7, 2014, regarding the analysis you provided to support your view that the assets you purchased from Birthday Slam Corporation constituted a business under FASB ASC 805-10-20. Based on the information provided in your response, it appears that you purchased inputs such as program codes and designs; however, we do not see that you have identified the

underlying processes that you purchased at the time of the acquisition. For example, you cite that when you acquired the B'Wished website "it was at an initial development stage" and that you "had to retain consultants, web designers and programmers to carry out further technical work." You further cite that these parties developed certain features such as the ability for users to create events and their wish lists after the acquisition. Please clearly identify the processes that you purchased at the time you acquired the assets or revise to account for the purchase as an asset acquisition.

Form 8-K Filed July 19, 2012

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.   We note that you filed a Form 8-K on July 19, 2012 to report the acquisition of the B'Wished assets and see that you did not include separate audited financial statements or pro forma information related to the acquisition. Please tell us how you considered Rules 8-04 and 8-05 of Regulation S-X in determining that separate audited financial statements of a business acquired and related pro forma financial information were not required to be filed in the Form 8-K. Your response should specifically address your determination of whether the assets acquired constituted a business as defined by Rule 11-01(d) of Regulation S-X.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining